UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 20, 2015

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated August 20, 2015 announcing that STMicroelectronics has posted its IFRS 2015 Semi Annual Accounts, and the STMicroelectronics N.V. Semi Annual IFRS Report 2015.

PR No.C2787C

STMicroelectronics Publishes its IFRS 2015 Semi Annual Accounts

Geneva, August 20, 2015 – STMicroelectronics NV (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, published today its IFRS 2015 Semi Annual Accounts for the six-month period ended June 27, 2015, on its website and filed them with the Netherlands Authority for the Financial Markets.

The Company’s Semi Annual Accounts, prepared in accordance with International Financial Reporting Standards (IFRS) can be found at www.st.com.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2014, the Company’s net revenues were $7.40 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

life.augmented

STMicroelectronics N.V.

Semi Annual Report 2015

Contents

1.	CORPORATE OVERVIEW			3
	1.1.	HISTORY AND DEVELOPMENT OF STMICROELECTRONICS		3
	1.2.	STRATEGY & OBJECTIVES		3
	1.3.	ORGANIZATIONAL STRUCTURE		3
	1.4.	PRODUCTS AND ACTIVITIES		3
	1.5.	SALES, MARKETING AND DISTRIBUTION		4
	1.6.	RESEARCH & DEVELOPMENT		4
	1.7.	SUSTAINABILITY		5
2.	REPORT OF THE MANAGING BOARD			6
	2.1.	BUSINESS OVERVIEW		6
	2.2.	SEGMENT INFORMATION		7
	2.3.	LIQUIDITY AND FINANCIAL POSITION		7
	2.4.	BUSINESS AND FINANCIAL OUTLOOK FOR 2015		9
	2.5.	OTHER DEVELOPMENTS IN 2015		10
	2.6.	RELATED PARTY TRANSACTIONS		11
	2.7.	FINANCIAL RISK MANAGEMENT		11
	2.8.	BUSINESS RISK INFORMATION		12
	2.9.	AUDITOR’S INVOLVEMENT		12
3.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (“SEMI ANNUAL FINANCIAL STATEMENTS”)			14
	3.1.	CONSOLIDATED INCOME STATEMENT		14
	3.2.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		15
	3.3.	CONSOLIDATED STATEMENT OF FINANCIAL POSITION		16
	3.4.	CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		17
	3.5.	CONSOLIDATED STATEMENT OF CASH FLOWS		19
	3.6.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		20
		3.6.1.	Corporate information	20
		3.6.2.	Basis of preparation	20
		3.6.3.	Significant accounting policies	20
		3.6.4.	Estimates	22
		3.6.5.	Operating segment information	22
		3.6.6.	Investments in associates and jointly controlled entities	25
		3.6.7.	Property, plant and equipment and intangible assets	27
		3.6.8.	Goodwill	27
		3.6.9.	Other financial assets and financial liabilities	28
		3.6.10.	Inventories	36
		3.6.11.	Cash and cash equivalents	36
		3.6.12.	Cash generated from operations	37
		3.6.13.	Equity	37
		3.6.14.	Provisions for restructuring	41
		3.6.15.	Expenses by nature	42
		3.6.16.	Other income / expenses	43
		3.6.17.	Earnings per share	44
		3.6.18.	Related-party transactions	44
		3.6.19.	Contingencies claims and legal proceedings	45
		3.6.20.	Events occurring after the reporting period	45
4.	SOLE MEMBER OF THE MANAGING BOARD’S STATEMENT			46
5.	ABOUT STMICROELECTRONICS			47

STMicroelectronics • Semi Annual Report 2015	Contents 2

1.	Corporate overview

1.1.	History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics”, “ST” or “the Company”) is a global leader in the semiconductor market serving customers across the spectrum of Sense & Power and Automotive products and Embedded Processing Solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

STMicroelectronics N.V. was formed and incorporated in 1987 and resulted from the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by the former Thomson-CSF, now Thales, a French corporation). We completed our initial public offering in December 1994 with simultaneous listings on the Bourse de Paris (now known as “Euronext Paris”) and the New York Stock Exchange (“NYSE”). In 1998, we also listed our shares on the Borsa Italiana S.p.A. (“Borsa Italiana”).

1.2.	Strategy & objectives

ST focuses its product strategy on sense & power technologies and automotive products, and embedded-processing solutions. The Sense and Power segment encompasses MEMS and sensors, power discrete, and advanced analog products. The Automotive portfolio covers all key application areas from powertrain and safety to car body and infotainment. The Embedded Processing Solutions include microcontrollers, digital consumer and imaging products, and digital ASICs.

1.3.	Organizational structure

We are organized in a matrix structure with geographic regions interacting with product lines, both supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company, we also conduct our operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.

1.4.	Products and activities

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products. Our key products categories include automotive, microcontrollers, smart power, digital consumer and MEMS sensors.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single customer, product, application or end market. Our product families are comprised of discrete and standard commodity components and differentiated application-specific products (defined as dedicated analog, mixed-signal and digital application-specific integrated circuits (“ASIC”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that are organized under our two product segments, SP&A and EPS.

STMicroelectronics • Semi Annual Report 2015	Corporate Overview 3

Our diversified product portfolio is built upon a unique, strong foundation of proprietary and differentiated leading-edge technologies. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and non-volatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including our pioneering fully depleted silicon-on-insulator (“FD-SOI”) technology offering superior performance and power efficiency compared to bulk CMOS, bipolar CMOS technologies (“Bi-CMOS”) and radio frequency silicon-on-insulator (“RF-SOI”) for mixed-signal and high-frequency applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD”) technologies for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy, enables us to meet the increasing demand for System-on-Chip (“SoC”) and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for some of their products.

1.5.	Sales, Marketing and Distribution

Our Sales & Marketing organization is organized with the primary objectives of accelerating sales growth and gaining market share, particularly with regards to: strengthening the effectiveness of the development of our global accounts; boosting demand creation through an enhanced focus on geographical coverage; and establishing marketing organizations in our regional sales organizations that are fully aligned with the product lines. The Sales & Marketing organization is organized by a combination of country/area coverage and key accounts coverage.

We have four regional sales organizations with a similar structure to enhance coordination in the go-to-market activities: (1) EMEA, (2) Americas, (3) Greater China - South Asia, (4) Japan - Korea.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product line, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

During 2014, we created a new division, Mass Market and Online Marketing Programs, designed to help provide consistency and coordination of key activities associated with mass market development by working in close co-operation with the regions and product lines.

1.6.	Research & Development

We believe that market driven research and development (“R&D”) founded on leading edge products and technologies is critical to our success. The main R&D challenge we face is continually increasing the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We combine front-end manufacturing and technology R&D under the same organization for our product segments, SP&A and EPS, to ensure a smooth flow of information between the R&D and manufacturing organizations. We leverage significant synergies and shared activities between the two segments to cross-fertilize both businesses. We manage our R&D projects by technology and by product segment. The relevant technology R&D expenses are allocated to the product segments on the basis of the estimated efforts.

Our R&D design centers offer a significant advantage for us in quickly and cost effectively introducing products. In addition, we have advanced R&D centers strategically located around the world, including in France, Italy, China, India, Singapore, the United Kingdom and the United States. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions.

STMicroelectronics • Semi Annual Report 2015	Corporate Overview 4

We participate in partnerships with other semiconductor industry manufacturers. We have participated in the IBM Technology Development Alliance led by IBM, with Samsung and GlobalFoundries as core members and have ended our participation at the end of Q2 2015.

We currently own approximately 15,000 patents and pending patent applications, corresponding to over 9,000 patent families (each patent family containing all patents originating from the same invention), including more than 500 original new patent applications filed in 2014.

1.7.	Sustainability

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, our initial efforts beginning in the early 1990s. Our approach to sustainability is expressed at a high level in our code of conduct and policies and, in a more operational way, in our Sustainability strategy, which is deployed across all our sites in relation to the local context. In 2014, ST’s Sustainability Council decided to refresh our Sustainability strategy to ensure the Company remains focused on the most material topics for our business and stakeholders, and to define our sustainability initiatives for the coming years. Today our approach to sustainability is aligned with our business priorities with programs and objectives related to people, business, environment and our operations.

Over the years, thanks to our many programs and initiatives, we have made outstanding progress in the area of Environment, Health and Safety. We are among the industry leaders in safety with a 17% decrease in our recordable cases rate in 2014 versus 2013 and an 82% decrease since 2002. Since 1994, when we first started our environmental programs, we have decreased our energy consumption, per unit of production, by over 50%. In addition, 20% of our energy was purchased from renewable sources in 2014.

Since the early 2000s, we have adopted the highest international standards, such as the Electronic Industry Citizenship Coalition (EICC) Code of Conduct, and we have conducted stringent risk assessments of all our manufacturing sites, regardless of their location. Based on these results, we then conduct 3rd party audits in regions where human rights risks are higher. In 2014 we continued to reduce our global risk level through sustainable corrective actions, and with an average EICC score of 91.2%, ST’s performance is above the industry average.

STMicroelectronics is included in some of the main Sustainability indices (DJSI Europe, FTSE4Good, Euronext Vigeo and Carbon Disclosure Leadership Index — Italy).

Further information on ST Sustainability reports can be found at:
http://www.st.com/web/en/about_st/company_reports_st.html

STMicroelectronics • Semi Annual Report 2015	Corporate Overview 5

2.	Report of the Managing Board

2.1.	Business overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices, Flash Memories and the Wireless Application Specific market such as Broadband and Application Processor).

Based on the industry data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues increased in the first half of 2015 on a year-over-year basis by approximately 4% for the TAM and 1% for the SAM to reach approximately $167 billion and $74 billion, respectively.

Our effective average exchange rate for the first half of 2015 was $1.20 for €1.00 compared to $1.36 for €1.00 for the first half of 2014.

Our first half 2015 revenues amounted to $3,465 million, a 6% decrease on a year-over-year basis.  This year-over-year revenues decrease is mainly due to a decline in average selling prices, partially offset by an increase in volume. Excluding negative currency effects and mobile legacy products, net revenues decreased by approximately 1.5%. SP&A revenues decreased by approximately 5% with all product groups contributing to the decrease. EPS revenues declined by approximately 8% mostly due to a decrease in DPG revenues of approximately 23%, partially offset by an increase in MMS revenues.

Our first half 2015 gross margin reached 28.8% of revenues, representing a decrease of 150 basis points compared to the prior year period, primarily due to higher impairment and amortization of capitalized development costs, also associated with the impairment of capitalized development costs for certain products within our DPG product line, decreasing selling prices, less favorable product mix and higher unused capacity charges, which were partially offset by favorable currency effects, net of losses on our existing hedging contracts, and improved manufacturing efficiencies.

Combined selling, general and administrative (SG&A) and research and development (R&D) expenses decreased to $1,031 million for the first half of 2015, compared to $1,072 million in the prior year period, mainly due to the favorable impact of exchange rates and the initial results of the EPS saving initiatives, partially offset by salary and variable incentive increases, lower capitalized development costs, as well as a higher impairment, restructuring charges and other related closure costs allocated to SG&A and R&D.

In the first half of 2015, our combined other income and expenses significantly decreased to $40 million, compared to $119 million in the prior year period, mainly due to higher losses on hedging contracts as well as the Nano2017 R&D grants prior periods’ catch-up recognized in the first half of 2014.

Operating profit declined to $5 million in the first half of 2015 compared to $163 million in prior year. This decline is mainly due to the Nano2017 R&D grants prior periods’ catch-up of $97 million recognized in the year-ago period, a lower level of revenues and a margin decrease, partially offset by the favorable impact of exchange rates.

In first half of 2015, our free cash flow (a non GAAP measure) amounted to $94 million, improving $244 million compared to the first half of 2014.

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 6

2.2.	Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

Our segments are Sense & Power and Automotive Products (SP&A) and Embedded Processing Solutions (EPS). SP&A is comprised of Automotive (APG), Industrial & Power Discrete (IPD), Analog & MEMS (AMS) and Other SPA product lines while EPS is comprised of Digital Product Group (DPG), Microcontrollers, Memory & Secure MCU (MMS) and Other EPS product lines.

Please refer to note 3.6.5 of the Semi Annual Financial Statements for further information.

2.3.	Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first half of 2015, the evolution of our cash flow produced a decrease in our cash and cash equivalents of $130 million, due to the net cash used in investing activities and financing activities exceeding the net cash from operating activities.

The evolution of our cash flow for the comparable periods is set forth below:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014
Net cash from operating activities	540	315
Net cash used in investing activities	(466)	(450)
Net cash used in financing activities	(196)	(196)
Effect of change in exchange rates	(8)	(3)
Net cash decrease	(130)	(334)

Net cash from operating activities

The net cash from operating activities for the first half of 2015 was $540 million, increasing compared to the prior year period as a result of favorable changes in assets and liabilities, partially offset by the decrease of the net result adjusted for non-cash items. Net cash from operating activities is the sum of (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities.

•	Net result adjusted for non-cash items generated $475 million of cash during the first half of 2015 compared to $572 million in the prior year period.
•	Changes in assets and liabilities generated cash for a total amount of $65 million in the first half of 2015 while it used cash for a total amount of $257 million in the prior year period.

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 7

Net cash used in investing activities

Investing activities used $466 million of net cash in the first half of 2015, mainly due to investment in intangible assets for $183 million of which the largest part is related to capitalization of development costs as well as payments for tangible asset, net of proceeds, for a total of $250 million. Investing activity in the first half of 2014 used $450 million of cash mainly due to investment in intangible assets and payments for tangible assets and investments in short-term deposits, partially offset by the net cash from proceeds from the sale of marketable securities.

Net cash used in financing activities

Net cash used in financing activities was $196 million in the first half of 2015 in line with the first half of 2014.  The first half of 2015 and 2014 both included $175 million of dividends paid to stockholders.

Free cash flow (non GAAP measure)

In first half of 2015, our free cash flow amounted to $94 million, improving $244 million compared to the first half of 2014.

Free Cash Flow, a non GAAP measure, is defined as (i) net cash from operating activities minus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of available-for sale investments, which are considered as temporary financial investments, change in short-term deposits, restricted cash and net cash variation from joint ventures deconsolidation. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, payment for disposal of associates, proceeds received in the sale of businesses and interests received. We believe Free Cash Flow, a non GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of available-for-sale investments, change in short-term deposits, restricted cash and net cash variation from joint ventures deconsolidation, the net cash used in financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies.

Financial position

As at June 27, 2015, our total financial resources amounted to $2,241 million and were comprised of:
•	$1,887 million of cash and cash equivalents,
•	$20 million of restricted cash,
•	$334 million invested in U.S. Government Treasury Bonds with an average rating of Aaa/AA+ from Moody’s and S&P, respectively, reported at fair value.

As at June 27, 2015, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,785 million, which included:
•	$873 million in European Investment Bank loans (the “EIB Loans”),
•	$897 million in the Senior Bonds,
•	$9 million of other long-term loans,
•	$5 million in loans from other funding programs,
•	$1 million of finance leases liabilities.

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 8

The EIB Loans represent four long-term amortizing credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars from 2006 to 2008, for a total amount of $341 million, of which $28 million remained outstanding as of June 27, 2015. The second for R&D projects in Italy, was drawn in U.S. dollars in 2008 for a total amount of $380 million, of which $109 million remained outstanding as of June 27, 2015. The third, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which the equivalent of $324 million remained outstanding as of June 27, 2015.  The fourth, signed in the first quarter of 2013, is a €350 million multicurrency loan which also supports our R&D programs.  It was drawn in U.S. dollars for an amount of $471 million, of which $412 million is outstanding as of June 27, 2015.  At June 27, 2015, the amounts available under our back-up and uncommitted credit facilities were unutilized.

On July 3, 2014, we issued $1,000 million principal amount of dual tranche senior unsecured convertible bonds (Tranche A for $600 million and Tranche B for $400 million), due 2019 and 2021, respectively. Tranche A bonds were issued as zero-coupon bonds while Tranche B bonds bear a 1% per annum nominal interest, payable semi-annually. The conversion price at issuance is approximately $12, equivalent to a 30% and a 31% premium, respectively, on each tranche. The bonds are convertible by the bondholders if certain conditions are satisfied on a net-share settlement basis, except if an alternative settlement is elected by us. We can also redeem the bonds prior to their maturity in certain circumstances. The net proceeds from the bond offering were approximately $994 million, after deducting issuance costs payable by us. We intend to use the net proceeds of the offering for general corporate purposes.

2.4.	Business and financial outlook for 2015

Based upon our visibility and mixed market conditions, including weaker demand in components for PC applications and the economic environment in China, in the third quarter we anticipate revenues to grow sequentially by about 2.5%, plus or minus 3.5 percentage points. We remain committed to our priorities to accelerate revenue growth and improve operating margins, and we continue to explore options for our Digital Product Group.

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current visibility on demand, we anticipate our capital expenditure to be approximately $600 million in 2015, which we are adjusting down based on lower demand. The most important of our 2015 capital expenditure projects are expected to be: (a) for our front end facilities: (i) in our 300 mm fab in Crolles, technology evolution and mix evolution to support the production ramp up of new technologies; (ii) mix evolution, and a few selective programs capacity growth, mainly in the area of analog processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore and Catania; and (iv) quality, safety, maintenance, and productivity and cost savings investments in both 150 mm and 200 mm front end fabs; (b) for our back end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on certain package families, to sustain market demand and secure service to strategic customers; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and changed product mix.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 9

In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding.

As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.

This outlook is based on an assumed effective currency exchange rate of approximately $1.16 = €1.00 for the 2015 third quarter and includes the impact of existing hedging contracts.

2.5.	Other developments in 2015

On March 6, 2015, we closed the agreement signed on July 22, 2014 with Enel Green Power to transfer our equity stake in 3Sun. As a result, ST paid €11.5 million to Enel Green Power in exchange for our full release from any obligations concerning the joint venture or Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the joint venture.

During the first quarter of 2015, we agreed with IBM to end our participation in the IBM Technology Development Alliance at the end of the second quarter of 2015.

On March 24, ST’s Supervisory Board resolved that our dividend distributions, decided on a semi-annual basis in last years, will now be decided on an annual basis at ST’s Annual General Meeting of Shareholders.

On May 27, 2015 our Annual General Meeting of Shareholders held in Amsterdam adopted the following main resolutions proposed by the Supervisory Board:

•	The adoption of our statutory Annual Accounts for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union;

•
The distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed to shareholders in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment;

•
The appointment of Mr. Nicolas Dufourcq as a new member of the Supervisory Board, for a three-year term expiring at the 2018 AGM, in replacement of Mr. Jean d’Arthuys whose mandate terminated as of the 2015 AGM;

•	The reappointment of Ms. Martine Verluyten as a member of the Supervisory Board, for a three-year term expiring at the 2018 AGM; and

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 10

•
The appointment of Ernst & Young Accountants LLP as the Company’s external auditor for the 2016-2019 financial years, as required by the new Dutch law which currently imposes an eight-year audit firm rotation period.

On June 3, 2015 we announced the publication of our 2014 Sustainability Report.

2.6.	Related party transactions

Please refer to note 3.6.18 of the Semi Annual Financial Statements.

2.7.	Financial Risk Management

STMicroelectronics and its subsidiaries (together “the Group”) are exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 3.6.9 of the Semi Annual Financial Statements for further information.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies. Treasury activities are thus regulated by the Company’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euros and is placed with financial institutions rated at least a single “A” long-term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings, or better. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

The Semi Annual Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the group’s annual financial statements as at December 31, 2014. There have been no changes in the risk management department or in any risk management policies since the year end.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Singapore dollar. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow risk. Borrowings issued at fixed rates, whose amount is currently negligible, expose the Group to fair value risk.

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 11

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities. Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities.

2.8.	Business risk information

Some of the statements contained in this report that are not historical facts are statements of future expectations that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

1.	uncertain macro-economic and industry trends;
2.	customer demand and acceptance for the products which we design, manufacture and sell;
3.
unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D programs, which benefit from public funding;

4.	the loading and the manufacturing performance of our production facilities;
5.	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
6.	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
7.	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
8.	restructuring charges and associated cost savings that differ in amount or timing from our estimates;
9.
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

10.	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
11.	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
12.
changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities; and

13.	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.

2.9.	Auditor’s involvement

The Interim Condensed Consolidated Financial Statements and interim Report of the Managing Board have not been audited or reviewed by an external auditor.

This report of the Managing Board is dated August 20, 2015.

STMicroelectronics • Semi Annual Report 2015	Report of the Managing Board 12

3.	Interim Condensed Consolidated Financial Statements (“Semi Annual Financial Statements”)

The Semi Annual Consolidated Financial Statements of the Group for the six months ended June 27, 2015, as presented by the Managing Board, have not been audited nor reviewed by an external auditor.

3.1.	Consolidated income statement

		(unaudited)
		Six-month period ended
In millions of USD, except per share amounts	Notes	June 27, 2015	June 28, 2014 *
Sales		3,447	3,658
Other revenues		18	31
Total revenues	3.6.5	3,465	3,689
Cost of sales	3.6.15	(2,469)	(2,573)
Gross profit		996	1,116
Selling, general and administrative	3.6.15	(455)	(487)
Research and development	3.6.15	(576)	(585)
Other income	3.6.16	77	165
Other expenses	3.6.16	(37)	(46)
Operating profit (loss)		5	163
Finance income		9	5
Finance costs		(31)	(9)
Share of losses of associates and jointly controlled entities	3.6.6	12	(69)
Profit (loss) before income tax		(5)	90
Income tax benefit (expense)		38	(23)
Net result		33	67
Attributable to:
The equity holders of the parent		31	67
Non-controlling interests		2	-
Net result		33	67
Earnings per share attributable to the equity holders of the parent
Earnings per share (Basic)	3.6.17	0.04	0.07
Earnings per share (Diluted)	3.6.17	0.04	0.07

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 13

3.2.	Consolidated statement of comprehensive income

	(unaudited)
	Six-month period ended
In millions of USD	June 27, 2015	June 28, 2014 *
Net result	33	67
Other comprehensive income:
Items that will not be reclassified to profit or loss
Re-measurements of employee benefit obligations	-	1
Income tax effect	-	-
Re-measurements of employee benefit obligations, net of tax	-	1
Total items that will not be reclassified to profit or loss	-	1
Items that will be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations	(160)	(28)
Share of other comprehensive income of associates and jointly controlled entities	-	1
Cash flow hedges	17	(18)
Income tax effect	-	2
Net movement on cash flow hedges	17	(16)
Total items that will be reclassified subsequently to profit or loss	(143)	(43)
Other comprehensive income, net of tax	(110)	(42)
Total comprehensive income, net of tax
Attributable to:
The equity holders of the parent	(112)	25
Non-controlling interests	2	-
Total comprehensive income, net of tax	(110)	25

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 14

3.3.	Consolidated statement of financial position

In millions of USD	Notes	June 27, 2015 (unaudited)	December 31, 2014 *	January 1, 2014 *
Assets
Non-current assets
Property, plant and equipment	3.6.7	2,523	2,652	3,161
Goodwill	3.6.8	60	64	72
Intangible assets	3.6.7	1,064	1,060	1,075
Investments in associates and jointly controlled entities	3.6.6	44	46	63
Other non-current financial assets	3.6.9.1	37	32	32
Deferred tax assets		662	648	480
Other non-current assets		478	555	580
Total non-current assets		4,868	5,057	5,463
Current assets
Inventories	3.6.10	1,242	1,269	1,336
Trade accounts receivable		983	912	1,049
Other current financial assets	3.6.9.1	367	335	101
Other receivable and assets		456	389	346
Cash and cash equivalents	3.6.11	1,887	2,017	1,836
Total current assets		4,935	4,922	4,668
Assets held for sale		33	33	16
Total assets		9,836	10,012	10,147
Equity
Equity attributable to the equity holders of the parent		5,208	5,649	6,380
Non-controlling interests		63	61	75
Total equity	3.6.13	5,271	5,710	6,455
Non-current liabilities
Interest-bearing loans and borrowings	3.6.9.3	1,584	1,602	928
Other non-current financial liabilities	3.6.9.2	109	96	-
Employee benefits		450	466	422
Deferred tax liabilities		12	12	11
Non-current provisions		288	325	273
Other non-current liabilities		41	47	66
Total non-current liabilities		2,484	2,548	1,700
Current liabilities
Interest-bearing loans and borrowings – current portion	3.6.9.3	201	202	225
Trade accounts payable		785	597	693
Other payables and accrued liabilities		577	411	423
Employee benefits – current portion		395	409	528
Current provisions		47	28	76
Other current financial liabilities	3.6.9.2	53	73	4
Income tax payable		23	34	43
Total current liabilities		2,081	1,754	1,992
Total equity and liabilities		9,836	10,012	10,147

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 15

3.4.	Consolidated statement of changes in equity

For the six-month period ended June 27, 2015 *

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2015	1,157	2,433	(334)	1,108	1,285	5,649	61	5,710
Net result	-	-	-		31	31	2	33
Other comprehensive income, net of tax	-	-	-	(143)	-	(143)	-	(143)
Total comprehensive income	-	-	-	(143)	31	(112)	2	(110)
Employee share award scheme, net of tax	-	-	45	20	(45)	20	-	20
Dividends	-	-	-	-	(349)	(349)	-	(349)
As at June 27, 2015 (unaudited)	1,157	2,433	(289)	985	922	5,208	63	5,271

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 16

For the six-month period ended June 28, 2014 *

In millions of USD	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non-controlling interests	Total equity
As at January 1, 2014	1,156	2,433	(212)	1,472	1,531	6,380	75	6,455
Net result	-	-	-	-	67	67	-	67
Other comprehensive income, net of tax	-	-	-	(42)	-	(42)	-	(42)
Total comprehensive income	-	-	-	(42)	67	25	-	25
Capital increase	1	-	-	-	-	1	-	1
Employee share award scheme, net of tax	-	-	25	17	(25)	17	-	17
Dividends	-	-	-	-	(179)	(179)	-	(179)
Joint Venture and other subsidiaries deconsolidation	-	-	-	(1)	-	(1)	(8)	(9)
As at June 28, 2014 (unaudited)	1,157	2,433	(187)	1,446	1,394	6,243	67	6,310

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

The accompanying notes are an integral part of these interim consolidated financial statements
STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 17

3.5.	Consolidated statement of cash flows

		(unaudited)
		Six-month period ended
In millions of USD	Note	June 27, 2015	June 28, 2014
Cash flows from operating activities
Cash generated from operations	3.6.12	562	343
Interests paid		(6)	(5)
Income tax paid		(16)	(23)
Net cash from operating activities		540	315
Cash flows from investing activities
Payments for purchases of tangible assets		(251)	(253)
Proceeds from sale of tangible assets		1	2
Investments in short-term deposits		-	(50)
Proceeds from sale of available-for-sale investments		-	57
Payments for purchase of intangible assets		(183)	(228)
Payments for purchase of financial assets		-	(9)
Net cash variation for joint ventures deconsolidation		-	9
Restricted cash		(20)	-
Payment for disposal of associates		(13)	-
Proceeds received in sale of businesses		-	19
Interests received		-	3
Net cash used in investing activities		(466)	(450)
Cash flows from financing activities
Repayment of interest-bearing loans and borrowings		(21)	(22)
Capital increase		-	1
Dividends paid to equity holders of the parent Company		(175)	(175)
Net cash used in financing activities		(196)	(196)
Effect of changes in exchange rates		(8)	(3)
Net cash decrease		(130)	(334)
Cash and cash equivalents at the beginning of the period		2,017	1,836
Cash and cash equivalents at the end of the period		1,887	1,502

The accompanying notes are an integral part of these interim consolidated financial statements

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 18

3.6.	Notes to the consolidated financial statements

3.6.1.	Corporate information

STMicroelectronics N.V. is organized under the laws of the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and head offices at WTC Schiphol Airport, Schiphol Boulevard 265, 1118 BH Schiphol, the Netherlands. Our headquarters and operational offices are managed through STMicroelectronics International N.V., a wholly owned subsidiary of STMicroelectronics N.V., and are located at 39, chemin du Champ des Filles, 1228 Plan-les-Ouates, Geneva, Switzerland.

STMicroelectronics and its subsidiaries are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These unaudited Semi Annual Financial Statements were approved by the Supervisory Board on August 20, 2015.

3.6.2.	Basis of preparation

These unaudited Semi Annual Financial Statements for the six-month period ended June 27, 2015 have been prepared in accordance with IAS 34, ‘’Interim Financial Reporting’’, as adopted in the European Union.

The unaudited Semi Annual Financial Statements do not include all the information and disclosures required in the annual financial statements. They should be read in conjunction with the annual financial statements for the year ended December 31, 2014, prepared in accordance with IFRS, as adopted in the European Union, filed with the AFM (Autoriteit Financiële Markten) on March 27, 2015 and adopted by our Annual General Meeting of Shareholders on May 27, 2015.

3.6.3.	Significant accounting policies

The accounting policies adopted in the preparation of the Semi Annual Financial Statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014.

Standards, amendments to standards and interpretations effective in 2015

IFRIC 21 Levies: The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy – that is not income tax – is the activity described in the relevant legislation that triggers the payment of the levy. The interpretation became effective as at January 1, 2015 for the Group. As required by the new interpretation, the Group’s financial statements have been retrospectively restated to reflect the changes upon adoption. The impact of these restatements resulted in a positive adjustment of $3 million as at January 1, 2014, due to the timing difference in recognition of two levies in one specific jurisdiction, which increased equity attributable to the equity holders of the parent to $6,380 million.  The consolidated statement of financial position as at December 31, 2014 has also been restated. Consequently, other payables and accrued liabilities amounted to $411 million as at December 31, 2014 on a restated basis while it was reported at $415 million.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 19

IAS 19 Employee Benefits (amendment) – Employee contributions: the amendment distinguishes between employee contributions related to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service and vary according to the length of the employee service, must be spread over the service period using the same attribution method that is applied to the benefits. The amendment has been endorsed by the European Union and is applicable from the first reporting annual period starting on or after February 1, 2015. The Group will adopt the amendment when applicable and does not expect any significant impact on its financial position.

Standards, amendments to standards and interpretations issued but not yet effective

IFRS 9 Financial Instruments: In 2014 the IASB completed its comprehensive work on the replacement of IAS 39, which included three phases: classification and measurement of financial assets and financial liabilities, with the issuance of the original IFRS 9; impairment of financial assets; and hedge accounting, with the issuance of the corresponding amendment to IFRS 9. The final standard has not yet been endorsed by the European Union. The adoption of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, together with the assessment of their impairment but will potentially have no impact on classification and measurements of financial liabilities. The new approach to hedge accounting will also have an effect on the way hedged transactions and derivatives designated as hedging instruments are reported. The Group is reviewing the effect the comprehensive version of IFRS 9 will have on its financial position and performance.

IFRS 15 Revenue from contracts with customers: the new converged standard on revenue recognition sets forth a single revenue accounting model, which calls to more professional judgment and includes expanded disclosures. According to the new guidance, revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if IFRS 15 is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the purchase obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to purchase obligations and; (v) revenue recognition for each purchase obligation. IFRS 15, which has not been ratified by the European Union yet, will be effective for the Company’s first interim period within the annual reporting period beginning on January 1, 2018, following the IASB’s decision taken in July 2015 to delay the effective date of the new revenue standard by one year. Early adoption or adoption of the standard as of the original effective date is permitted. The areas on which IFRS 15 may create significant changes are: (i) changes in the timing of revenue recognition; (ii) inclusion of variable consideration in the transaction price; (iii) allocation of the transaction price based on standalone selling prices. The Group will adopt IFRS 15 when effective and is currently assessing its impact on existing contracts, transactions and business practices.

IFRS 11 Joint Arrangements (amendment) – Accounting for Acquisitions of Interests in Joint Operations: the amendment requires the acquirer of an interest in a joint operation in which the activity constitutes a business to apply all the principles on business combinations accounting in IFRS 3 Business Combinations and other IFRSs, except for those principles that conflict with the guidance in IFRS 11. The effective date of the amendment is January 1, 2016 but the amendment has not been endorsed yet by the European Union. The Group will adopt the amendment when effective. No significant impact is expected on the Group’s financial position or performance.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate and Joint Venture: the amendments resolve a current inconsistency between both standards. Full gain or loss will be recognized by the investor where the non-monetary assets constitute a “business”. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor to the extent of the other investors’ interest. The amendments apply only when an investor sells or contributes assets to its associate or joint venture. The amendments are prospective and effective from January 1, 2016. They have not been endorsed yet by the European Union. The Group will adopt the amendments when effective and does not expect any significant effect on its financial position and performance.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 20

Amendments to IAS 1: Disclosure Initiative: The amendments address materiality, disaggregation and subtotals in the statement of financial position or the statement of profit and loss or other comprehensive income. The amendments are effective from January 1, 2016. They have not been endorsed yet by the European Union. The Group will adopt the amendments when effective and does not expect any significant effect on its financial statements.

Improvements to IFRSs: In December 2013 and September 2014, the IASB issued Annual Improvements 2010-2012, 2011-2013 and 2012-2014 cycles, a collection of amendments to its standards, primarily with a view to responding to issues addressed during the project cycle that began in 2009. The amendments relating to the 2012-2014 cycle have not been endorsed yet by the European Union. These amendments have no material changes to the Groups’ accounting policies, financial position or performance.

The following new or amended standards and interpretations are not applicable to the accounting policies, financial position or performance of the Group:

•	IFRS 14 Regulatory Deferral Accounts: Exception from consolidation for “investment entities” — amendment to IFRS 10, IFRS 12 and IAS 27.

•	Amendments to IAS 16 and IAS 41: Bearer Plants

•	Amendments to IAS 27: Equity Method in Separate Financial Statements

•	Amendments to IFRS 10, IFRS 12 and IAS 28: Investment Entities: Applying the Consolidation Exception

3.6.4.	Estimates

The preparation of the Semi Annual Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these Semi Annual Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated Financial Statements for the year ended December 31, 2014, with the exception of changes in estimates and assumptions that are required in determining the provision for income taxes.

3.6.5.	Operating segment information

The Group operates in two business areas:  Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications.  In addition, the Group further participates in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 21

The current organization is as follows:

•	Sense & Power and Automotive Products (SP&A), including the following product lines:
o	Automotive (APG);
o	Industrial & Power Discrete (IPD);
o	Analog & MEMS (AMS); and
o	Other SPA;

•	Embedded Processing Solutions (EPS), comprised the following product lines:
o	Digital Product Group (DPG);
o	Microcontrollers, Memory & Secure MCU (MMS); and
o	Other EPS.

Effective 2015, the former Digital Convergence Group (DCG) and Imaging, BI-CMOS and Silicon Photonics (IBP) groups, both belonging to EPS, were combined under one single organization, called Digital Product Group (DPG). DPG focuses on three main areas: ASSPs addressing home gateway and set-top box, as well as digital ASICs for consumer applications; mixed process and digital ASICs, including silicon photonics, addressing communication infrastructure; and differentiated imaging products. The Group believes that the amended 2015 revenues presentation is consistent with that of 2014 and uses these comparatives when managing its segments.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. As of the first quarter of 2015, the Group’s internal policy regarding unallocated costs was amended to allocate unused capacity charges to the product lines. Prior periods have been revised accordingly. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the product segments and is not identified as part of the inventory variation as well as the unused capacity charges; therefore it cannot be isolated in the costs of goods sold. R&D grants are allocated to our product lines proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are transferred to the product groups’ profit and loss based on actual cost. From time to time, on specific technologies, wafer costs are transferred to product groups based on market price to promote the utilization of the fabs.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 22

The following tables present the Group’s consolidated net revenues and consolidated operating profit (loss) by semiconductor operating segment:

	(unaudited)
	Six-month period ended
In millions of USD	June 27, 2015	June 28, 2014
Net revenues by operating segment and product line:
Automotive (APG)	872	907
Industrial & Power Discrete (IPD)	878	917
Analog & MEMS (AMS)	528	568
Sense & Power and Automotive Products (SPA)	2,278	2,392
Digital Convergence Group (DPG)	415	542
Microcontrollers, Memory & Security (MMS)	761	742
Other EPS	-	1
Embedded Processing Solutions (EPS)	1,176	1,285
Others	11	12
Total consolidated net revenues	3,465	3,689

	(unaudited)
	Six-month period ended
In millions of USD	June 27, 2015	June 28, 2014
Net Revenues by Location of Shipment: 1
EMEA	914	976
Americas	547	555
Greater China - South Asia	1,560	1,623
Japan - Korea	444	535
Total	3,465	3,689

1  Net revenues by location of shipment are classified by location of customer invoiced.  For example, products ordered by U.S.-based companies to be invoiced to Greater China-South Asia affiliates are classified as Greater China-South Asia revenues.  Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 23

Net operating profit (loss) by operating segment and reconciliation to operating profit (loss) are as follows:

	(unaudited)
	Six-month period ended
In millions of USD	June 27, 2015	June 28, 2014*
Sense & Power and Automotive Products (SPA)	148	227
Embedded Processing Solutions (EPS)	(106)	(73)
Sub-total operating profit (loss) of operating segments	42	154
Impairment, restructuring charges and other related closure costs	(50)	(32)
Strategic and other research and development programs	(3)	(3)
Start-up / Phase out costs	(2)	(6)
Other non-allocated provisions 1	6	(20)
IFRS/US GAAP Adjustments:
Net impact of capitalized development costs	18	87
Derivative instruments not designated as hedge instruments under IFRS	13	(15)
IFRIC 21 adjustment on levies	(7)	(7)
IAS 19R adjustment on defined benefit plans	1	-
Other non-allocated expenses and IFRS adjustments impact	(13)	5
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating profit (loss)	(37)	9
Total operating profit (loss)	5	163

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.  In addition, the segment operating results of the prior periods have been restated following our internal policy on unallocated costs being amended in the first half of 2015 to allocate unused capacity charges to our product lines instead of allocating it to “Others”.

3.6.6.	Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at June 27, 2015 and December 31, 2014 were as follows:

	(unaudited) June 27, 2015		December 31, 2014
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson SA	43	50.0%	43	50.0%
Incard do Brazil Ltda	1	50.0%	3	50.0%
Total	44		46

1 Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the operating segments.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 24

ST-Ericsson SA, in liquidation

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA. The Group used to consolidate ST-Ericsson SA.

On September 9, 2013, the Group sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Group lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Group’s financial statements as of September 1, 2013. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Group. The fair value of the Group’s retained non-controlling interest was evaluated at $55 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $43 million as of June 27, 2015. In addition, the Group and its partner signed funding commitment letters, capped at $149 million each partner, to the residual joint wind-down operations to ensure solvency. These are not drawn as of June 27, 2015.

Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners.

ST-Ericsson SA entered into liquidation on April 15, 2014.

Incard do Brazil Ltda (“IdB”)

IdB is a joint venture equally owned by Valid and the Company that was active in the smart cards business in South America. The Company determined that it was controlling the joint venture and therefore consolidated IdB.

Following the discontinuance of IdB’s activities, the Company determined that it was no longer controlling the joint venture and as such IdB was deconsolidated from the Company’s financial statements. The deconsolidation of IdB did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $4 million. Due to the loss pick-up recognized since the deconsolidation, the value of the investment amounted to $1 million as of June 27, 2015.

For the six months of 2015, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a loss of $2 million related to IdB.

3Sun S.r.l. (“3Sun”)

3Sun was a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owned a third of the common shares of the entity. The Group exercised joint-control over 3Sun and consequently accounted for its investment in 3Sun under the equity-method.

On July 22, 2014, the Company signed an agreement with Enel Green Power to transfer its equity stake in 3Sun. The agreement’s closing was reached on March 6, 2015 and resulted in ST paying €11.5 million to Enel Green Power in exchange for ST’s full release from any obligation concerning the joint venture or Enel Green Power. In addition, ST forgave its €13 million outstanding shareholder loan to the joint venture.

For the six months of 2015, the line “Share of profit (loss) of associates and jointly controlled entities” in the Company’s consolidated statement of income included a profit of $14 million related to 3Sun, of which $10 million related to the reclassification to profit or loss of deferred exchange differences on translation of foreign operations.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 25

3.6.7.	Property, plant and equipment and intangible assets

Changes in the net carrying amount of property, plant and equipment and intangible assets are detailed as follows:

In millions of USD	Property, plant and equipment	Intangible assets
Net book value as at January 1, 2015	2,652	1,060
Additions	310	183
Disposals	(4)	-
Impairment / Write-Offs	(3)	(61)
Amortization / Depreciation expense	(327)	(117)
Foreign currency translation	(105)	(1)
Net book value as at June 27, 2015 (unaudited)	2,523	1,064

The Group has commitments to purchase property, plant and equipment after the end of the interim period in the amount of $171 million.

The impairment and write-offs for the first half of 2015 amounted to $61 million (first half 2014: $13 million), fully recorded in cost of sales, and are mainly resulting from the impairment of the capitalized development costs for certain products within our Digital Product Group product lines for which current and foreseen economic performance is weaker than expected.

3.6.8.	Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Sense & Power and Automotive (SPA)	Embedded Processing Solutions (EPS)	Total
As at January 1, 2015	2	62	64
Foreign currency translation	-	(4)	(4)
As at June 27, 2015 (unaudited)	2	58	60

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 26

3.6.9.	Other financial assets and financial liabilities

3.6.9.1.	Other financial assets

In millions of USD	(unaudited) June 27, 2015	December 31, 2014
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	345	345
Available-for-sale investments – unquoted equity securities	13	13
Restricted cash	20	-
Other	8	8
Total other financial assets	386	366
Current	354	334
Non-current	32	32
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	7	-
Currency collars	4	-
Derivatives not designated as hedges (held for trading)
Foreign exchange forward contracts	5	1
Currency collars	2	-
Total derivatives financial instruments	18	1
Current	13	1
Non-current	5	-
Total other financial assets (including derivatives)	404	367
Total current	367	335
Total non-current	37	32

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 27

Movements in other financial assets (excluding derivatives) recorded in the first half of 2015 are summarized as follows:

In millions of USD	Jan 1, 2015	Change in fair value included in OCI*	Change in fair value included in income statement	Increase	Sale / Settlement	Foreign exchange result recognized in OCI*	(unaudited) June 27, 2015
Government bonds issued by the U.S. Treasury Department	334	-	-	-	-	-	334
Senior debt floating rate notes issued by financial institutions	-	-	-	-	-	-	-
Quoted equity instruments	11	-	-	-	-	-	11
Sub-total Available-for-sale investments – quoted debt and equity securities	345	-	-	-	-	-	345
Available-for-sale investments – unquoted equity securities	13	-	-	-	-	-	13
Restricted cash	-	-	-	20	-	-	20
Other financial assets	8	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	366	-	-	20	-	-	386

*OCI: Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

As at June 27, 2015 the Group held $334 million in U.S. Treasury bonds. The bonds have an average rating of Aaa/AA+ from Moody’s and S&P, respectively, with a weighted average maturity of 4.81 years. The debt securities were reported as current assets on the consolidated balance sheet as at June 27, 2015, since they represented investments of funds available for current operations. The bonds are classified as available-for-sale and recorded at fair value as at June 27, 2015. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The Group estimated the fair value of these financial assets based on publicly quoted market prices, which corresponded to a Level 1 fair value measurement hierarchy.

As at June 27, 2015, the Group also had investments in quoted equity securities for an aggregate value of $11 million (December 31, 2014: $11 million).

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 28

3.6.9.2.	Other financial liabilities

In millions of USD	(unaudited) June 27, 2015	December 31, 2014
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	20	27
Currency collars	14	16
Derivatives not designated as hedges
Foreign exchange forward contracts	12	18
Currency collars	8	12
Embedded conversion option	108	96
Total other financial liabilities (including derivatives)	162	169
Total current	53	73
Total non-current	109	96

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 29

3.6.9.3.	Interest-bearing loans and borrowings

In millions of USD	(unaudited) June 27, 2015	December 31, 2014
Funding program loans with European Investment Bank
0.30% due 2015, floating interest rate at Libor + 0.026%	9	9
0.33% due 2016, floating interest rate at Libor + 0.052%	19	39
0.75% due 2016, floating interest rate at Libor + 0.477%	52	52
0.65% due 2016, floating interest rate at Libor + 0.373%	57	57
1.48% due 2020, floating interest rate at Libor + 1.199%	75	75
1.33% due 2020, floating interest rate at Libor + 1.056%	165	165
0.92% due 2020, floating interest rate at Euribor + 0.917%	84	91
0.93% due 2021, floating interest rate at Libor + 0.525%	210	210
0.99% due 2021, floating interest rate at Libor + 0.572%	202	202
Dual tranche senior unsecured convertible bonds
Zero-coupon, due 2019 (Tranche A)	543	536
1.0% due 2021 (Tranche B)	354	351
Other Funding program loans
0.42% (w.a.*), due 2015-2023, fixed interest rate	5	6
Other long-term loans
1.95% (w.a.*), due 2017, fixed interest rate	5	6
0.72% (w.a.*), due 2018, fixed interest rate	1	1
0.87% (w.a.*), due 2020, fixed interest rate	3	3
Finance leases
6.34% (w.a.*), due 2015-2017, fixed interest rate	1	1
Total interest-bearing loans and borrowings	1,785	1,804
Total current	201	202
Total non-current	1,584	1,602
* Weighted average

3.6.9.4.	Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group's subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The main currencies covered are the Euro, the Singapore Dollar, the Swiss Franc, the Japanese Yen, the Indian rupee and the Malaysian Ringgit.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 30

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated and Singapore-Dollar-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions for manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at their fair value in the consolidated statement of financial position. The gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

As at June 27, 2015, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore-Dollar-denominated forecasted transactions:

	Notional amount for hedge on forecasted manufacturing costs transactions
	In millions of Euros	In millions of Singapore Dollars
Forward contracts	447	131
Currency collars	480	-

Interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk while borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises from long-term borrowings at fixed rates. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of the portion of fixed rate borrowings and floating rate assets.

Offsetting financial assets and financial liabilities

The Group entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented as at June 27, 2015 assets totaling a net amount of $6 million (composed of a $3 million liabilities and $9 million of assets) and liabilities totaling a net amount of $22 million (composed of a $2 million of assets and $24 million of liabilities). In addition, the Group entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $12 million and liabilities totaling $32 million as at June 27, 2015.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 31

3.6.9.5.	Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	(unaudited) June 27, 2015	December 31, 2014 *	(unaudited) June 27, 2015	December 31, 2014 *
Financial assets
Trade receivables	983	912	983	912
Other receivables and assets	456	389	456	389
Available for sale financial investments	358	358	358	358
Other financial assets	26	9	26	9
Restricted cash	20	-	20	-
Cash equivalents (1)	1,135	1,271	1,135	1,271
Financial liabilities
Interest-bearing loans and borrowings (excluding senior unsecured convertible bonds)	888	917	888	917
Senior unsecured convertible bonds (2)	897	887	1,045	967
Trade accounts payable	785	597	785	597
Other payables and accrued liabilities	577	411	577	411
Other current financial liabilities	53	73	53	73
Other non-current financial liabilities	109	96	109	96

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)
The carrying amount of the senior unsecured convertible bonds as reported above corresponds to the liability component only, since, at initial recognition, an amount of $118 million was separately recognized as derivative financial instruments embedded in the issued convertible bonds.

The fair value of financial assets and liabilities are included at the price at which the instrument could be sold in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate fair value:

•
For trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities, the carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

•	Other receivables and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net present value.
•	Available for sale financial investments:
o	The fair value of government bonds, quoted equity securities and floating rate notes is determined based upon quoted market prices for identical instruments.
o	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.
o	The fair value of unquoted equity securities is based on the valuation of the underlying instruments on a new round of third party financing or upon liquidation.
•	The fair value of restricted cash is its carrying amount.
•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 32

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at June 27, 2015, the Group held the following financial instruments measured at fair value:

In millions of USD	(unaudited) June 27, 2015	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	5	-	5	-
Currency collars	2	-	2	-
Trading securities	8	8	-	-
Restricted cash	20	20	-	-
Cash flow hedges
Foreign exchange forward contracts	7	-	7	-
Currency collars	4	-	4	-
Available-for-sale financial assets
Available-for-sale investments – quoted equity securities	345	345	-	-
Available-for-sale investments – unquoted equity securities	13	-	-	13
Total assets measured at fair value	404	373	18	13
Liabilities measured at fair value
Derivatives at fair value through profit or loss
Foreign exchange forward contracts	12	-	12	-
Currency collars	8	-	8	-
Embedded conversion option	108	-	-	108
Cash flow hedges		-	-	-
Foreign exchange forward contracts	20	-	20	-
Currency collars	14	-	14	-
Total liabilities measured at fair value	162	-	54	108

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the closing price. These instruments are included in Level 1. Instruments in Level 1 comprise the government bonds issued by the U.S. Treasury Department.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 33

Financial instruments in Level 2

The fair value of financial instruments that are not traded in active markets (for example over the counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available and rely as little as possible on entity’s specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments include:

-	Quoted market prices or dealer’s quotes for similar instruments;
-	The fair value of foreign exchange forward contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

During the reporting period ending June 27, 2015, there was no transfer between Level 1 and Level 2 fair value measurements. There was no transfer into and out of Level 3 fair value measurements.

Financial instruments in Level 3

For other financial assets and liabilities measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2015 and June 27, 2015 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2015	(83)
Embedded derivative instruments on issued senior unsecured bonds
Change in fair value of the embedded derivative instruments included in the 2015 income statement	(12)
As at June 27, 2015 (unaudited)	(95)
Amount of total losses included in the 2015 income statement attributable to assets still held at the reporting date	-

There were no nonfinancial assets measured at fair value as at June 27, 2015 and December 31, 2014.

There were no changes in valuation techniques during the periods.

The model used to price the derivative instruments embedded in the senior unsecured convertible bonds issued on July 3, 2014 included the following inputs:

o	The risk-free interest rate for comparable maturities;
o	The reference price for STMicroelectronics ordinary shares as traded on the New York Stock Exchange;
o	The exercise price;
o	The dividend expected to be paid on STMicroelectronics ordinary shares over the life of the option;
o	The volatility of STMicroelectronics ordinary shares;
o	The duration of the option.

Volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 34

3.6.10.	Inventories

Inventories consisted of the following:

In millions of USD	(unaudited) June 27, 2015	December 31, 2014
Raw materials	71	73
Work-in-process	766	795
Finished products	405	401
Total	1,242	1,269

3.6.11.	Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	(unaudited) June 27, 2015	December 31, 2014
Cash at bank and in hand	752	746
Money market deposits with banks	1,135	1,271
Total	1,887	2,017

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 35

3.6.12.	Cash generated from operations

Cash generated from operations is detailed as follows:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014 *
Net result	33	67
Depreciation and amortization	444	507
Interests and amortization of issuance costs on convertible bonds	10	-
Fair value variation of convertible bonds conversion option	12	-
(Gain) loss on financial instruments	-	(1)
Gain on sale of business	-	(11)
Share-based compensation	20	17
Other non-cash items	(72)	(58)
Deferred income tax	(58)	(3)
Share of loss of associates, impairments or reversal of impairments on investments in associates	(12)	69
Impairment, restructuring and other related closure costs	99	(20)
Trade receivables, net	(81)	(49)
Inventories, net	(14)	8
Trade payables	147	47
Other assets and liabilities net	34	(230)
Cash generated from operations	562	343

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

3.6.13.	Equity

3.6.13.1.	Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at June 27, 2015, the number of common shares issued was 910,949,920 shares (December 31, 2014: 910,797,305 shares).

As at June 27, 2015, the number of common shares outstanding was 878,465,288 shares (December 31, 2014: 873,939,583 shares).

3.6.13.2.	Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

We are party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. This option agreement provides for the issuance of up to a maximum of 540,000,000 preference shares. Any such shares would be issued to the Stichting, upon its request and in its sole discretion upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on the Company’s common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and its shareholders and other stakeholders.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 36

3.6.13.3.	Treasury shares

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares. As of June 27, 2015, 30,435,588 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 4,373,090 in the first half of 2015.

As of June 27, 2015, the Company owned a number of treasury shares equivalent to 32,484,632.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 37

3.6.13.4.	Other reserves

Other reserves include the following components as at June 27, 2015:

In millions of USD	Share-based compensation reserve	Available-for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Employee benefit plan reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at January 1, 2014	528	-	13	(76)	1,008	(1)	1,472
Share-based compensation expense for the year	17	-	-	-	-	-	17
Joint Venture and other subsidiaries deconsolidation	-	-	-	-	(1)	-	(1)
Net movement recognized in the statement of comprehensive income	-	-	(16)	1	(28)	1	(42)
As at June 28, 2014	545	-	(3)	(75)	979	-	1,446
As at January 1, 2015	567	1	(52)	735	(143)	-	1,108
Share-based compensation expense for the year	20	-	-	-	-	-	20
Net movement recognized in the statement of comprehensive income	-	-	17	-	(160)	-	(143)
As at June 27, 2015	587	1	(35)	735	(303)	-	985

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 38

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Employee benefit plan reserve: The employee benefit plan reserve is used to recognize the actuarial gains and losses and past service cost of post-employment pension plans.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

3.6.13.5.	Dividends

The Annual General Meeting of Shareholders held on May 27, 2015 authorized the distribution of a cash dividend of US$0.40 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$0.10 in each of the second, third and fourth quarters of 2015 and first quarter of 2016 to shareholders of record in the month of each quarterly payment. During the second quarter of 2015 $93 million was paid, corresponding to the first distribution.  The remaining $0.30 per share cash dividend totaled $271 million and is presented in the line “Other payables and accrued liabilities” on the consolidated statement of financial position as of June 27, 2015.

The Supervisory Board meeting held on December 4, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the fourth quarter of 2014 and $0.10 in the first quarter of 2015, to be paid in December 2014 and March 2015, respectively. The first payment, totaling $87 million, was executed in December 2014. The second payment was partially executed in March 2015 for the amount of $82 million. The remaining second portion of dividends, including withholding tax and amounting to $14 million, was paid in April 2015.

The General Meeting of Shareholders held on June 13, 2014 authorized the distribution of a semi-annual cash dividend per common share of $0.10 in the second quarter of 2014 and $0.10 in the third quarter of 2014, to be paid in June 2014 and September 2014, respectively. $89 million corresponding to the first distribution and $85 million as part of the second distribution were paid during the first nine months of 2014. The remaining second portion of dividends of $4 million was paid during the fourth quarter of 2014.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 39

3.6.14.	Provisions for restructuring

As at June 27, 2015, provisions for restructuring amounted to $70 million, of which $56 million was included in “Current provisions” in the consolidated statement of financial position. Movements during the first half of 2015 were as follows:

In millions of USD	$600M OPEX plan	Manufacturing consolidation plan	EPS restructuring plan	Other restructuring initiatives	Provisions for restructuring
As at January 1, 2015	16	5	5	11	37
Expenses recognized during the period	1	12	52	-	65
Unused provisions	-	-	(4)	-	(4)
Receivables not collected upon contract termination	-	(4)	-	-	(4)
Amounts paid	(1)	(6)	(12)	(4)	(23)
Currency translation effect	-	-	-	(1)	(1)
As at June 27, 2015 (unaudited)	16	7	41	6	70

•	$600 million net opex plan

The Company committed to restructuring actions in 2013 to reduce the Company’s net operating expenses as announced on December 10, 2012. The plan was substantially completed in 2014.

•	Manufacturing consolidation plan

In July 2013, the Company announced that it will reduce production in certain 6-inch manufacturing lines and consolidate back-end activities in China to Shenzhen. As part of this restructuring plan, the Company recorded in the first half of 2015 $12 million restructuring charges, of which $10 million corresponding to a grant clawback pursuant to the closure of operations in Longgang, China.

•	EPS restructuring plan

In the third quarter of 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting an estimated $100 million of annualized savings in the EPS segment (the “EPS restructuring plan”). The plan was substantially completed in the second quarter of 2015. The Company recorded in the first half of 2015 $48 million of restructuring charges and other related closure costs, corresponding primarily to employee voluntary termination benefits and including termination fees in connection with the exit from the IBM technology alliance.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 40

3.6.15.	Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014 *
Depreciation and amortization	444	507
Employee benefit expenses	1,322	1,462
Purchase of materials and subcontracting services	1,327	1,372
Changes in inventories	(14)	(8)
Transportation	37	39
Royalties and patents	48	52
Advertising costs	4	4
Other expenses	332	217
Total cost of sales, research and development, and selling, general and administrative	3,500	3,645

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

Employee benefit expenses are detailed as follows:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014
Wages and salaries	957	1,048
Payroll taxes and other social contribution charges	283	330
Share-based compensation expense	20	17
Pensions and other long-term benefits expense	62	67
Total employee benefit expenses	1,322	1,462
Of which included in:
Cost of sales	575	651
Selling, general and administrative	309	332
Research and development	438	479

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 41

3.6.16.	Other income / expenses

Other income consisted of the following:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014
Research and development funding	71	151
Net foreign exchange gain	-	1
Gain on sale of non-current assets	2	13
Other income	4	-
Total other income	77	165

Other expenses consisted of the following:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014
Start-up / Phase-out costs	(2)	(6)
Patent costs	-	(29)
Foreign exchange forward contracts and other currency derivatives	(32)	(6)
Net foreign exchange loss	(1)	-
Other expenses	(2)	(5)
Total other expenses	(37)	(46)

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met. The first half of 2014 included a catch-up of funding on the Nano2017 program which started January 1, 2013, but was not recognized until the second quarter of 2014, following the EU approval.

In 2014, gain on sale of non-current assets was mostly related to the sale of businesses associated with the Smart Connectivity Business (Display Port products).

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 42

3.6.17.	Earnings per share

For the six-month period ended June 27, 2015 and June 28, 2014, earnings per share (“EPS”) were calculated as follows:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014 *
Basic EPS
Net result attributable to the equity holder of the parent	31	67
Weighted average shares outstanding	874,413,301	890,949,311
Basic EPS	0.04	0.07
Diluted EPS
Net result	31	67
Net result adjusted	31	67
Weighted average shares outstanding	874,413,301	890,949,311
Dilutive effect of stock awards	2,170,511	3,913,718
Number of shares used for diluted EPS	876,583,812	894,863,029
Diluted EPS	0.04	0.07

* Restated following the introduction of IFRIC 21 “Levies” on January 1, 2015.

3.6.18.	Related-party transactions

Transactions with related parties were as follows:

	(unaudited)
In millions of USD	June 27, 2015	June 28, 2014
Sales and other services	3	8
Research and development expenses	-	7
Other purchases	55	1
Accounts receivable	8	2
Accounts payable	61	57

For the six-month period ended June 27, 2015 and June 28, 2014, the related party transactions were primarily with companies in which management or directors of the Group perform similar policymaking functions. These include, but are not limited to: BESI, Globalfoundries, MicroOLED, ST-Ericsson SA, Thales and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as described in Note 3.6.6. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made in line with market practices and conditions.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 43

3.6.19.	Contingencies, claims and legal proceedings

Contingencies

The Group is subject to possible loss contingencies arising from its ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Group records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Group from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement.  The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

Other Contingencies

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of June 27, 2015, provisions for estimated probable losses with respect to legal proceedings were not considered material.

3.6.20.	Events occurring after the reporting period

In July 2015, the Company and the tax authorities in a jurisdiction where the Company runs large operations, came to a mutual understanding to settle certain tax matters related to the periods 2005-2009, following the discussions during the second quarter of 2015. A final agreement has been reached, which will result in a cash tax payment over time of EUR 20.3 million and the use of net operating losses of EUR 128.5 million, leading to a release of the provision for uncertain tax position of approximately $13 million in the third quarter of 2015, in addition to $32 million released upon remeasurement in the second quarter of 2015.

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 44

4.	Sole Member of the Managing Board’s statement

The sole member of the Managing Board hereby declares that, to the best of his knowledge, the Semi Annual Financial Statements, which have been prepared in accordance with IAS 34 Interim Financial Reporting, give a true and fair view of the assets, liabilities, financial position and  profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation as a whole, and the Semi Annual Management Report of the Managing Board gives a true and fair overview of the information required pursuant to section 5:25d, subsection 8 and subsection 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Date: August 20, 2014	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti

	Title:	Sole member of the Managing Board, President and Chief Executive Officer

STMicroelectronics • Semi Annual Report 2015	Semi Annual Financial Statements 45

5.	About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.
In 2014, the Company’s net revenues were $7.4 billion. Further information on ST can be found at www.st.com.

All of STMicroelectronics’ press releases are available at:
http://www.st.com/web/en/press/pressAndNews.html

STMicroelectronics • Semi Annual Report 2015	About STMicroelectronics 46

life.augmented

© STMicroelectronics - All rights reserved
The STMicroelectronics corporate logo is a registered trademark of the STMicroelectronics group of companies
All other names are the property of their respective owners

life.augmented

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 20, 2015	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal Infrastructure and Services